UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pfenex Inc.

File No. 1-36540 - CF#33211

_____

   Pfenex Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 13, 2015, as amended on February 23, 2016.

   Based on representations by Pfenex Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.1   through August 9, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Brent J. Fields
         Secretary